UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                               Triage Partners LLC
                           90 Park Avenue, 39th Floor
                            New York, New York 10016
                                 (212) 697-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 2005
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP NO. 68158N106
-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Triage Partners LLC
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|*
-------------------------------------------------------------------------------
  3. SEC Use Only

-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     New York
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               963,199**
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     963,199**
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     963,199**
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     17.0%***
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 628,199 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") and 50,000 warrants.
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock, and upon conversion of warrants in the numerator and the denominator.

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP NO. 68158N106
-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Steven B. Sands
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|*
-------------------------------------------------------------------------------
  3. SEC Use Only

-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     AF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               10,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             963,199**
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     10,000
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     963,199**
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     973,199**
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     17.1%***
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 913,199 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") and 50,000 warrants.

*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock, and upon exercise of options and warrants in the numerator and the denominator.

                                  SCHEDULE 13D
                                (Amendment No. 7)

Item 1. Security and Issuer.

This Amendment No. 7 amends and supplements the statements on Schedule 13D, as amended, (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer"), and filed with the Securities and Exchange Commission on behalf of (i) Triage Partners LLC and (ii) Steven B. Sands. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 4 is hereby amended and supplemented by adding thereto the following:

On March 31, 2005, Steven B. Sands resigned as Chairman of the Board of Directors of the Company and as a director of the Company, effective immediately.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding thereto the following:

In March 2005, the Board of Directors of the Company declared and paid an in-kind dividend effective April 30, 2005 to record holders of its Series A Preferred Stock as of March 31, 2005. Dividends on the Series A Preferred Stock accrue on a quarterly basis at a rate of 9% per annum per share. Triage Partners received a dividend of 606 shares of Series A Preferred Stock on the record date. Such shares are convertible into shares of Common Stock at no greater than $1.50 per share, or such lesser amount as the parties may agree and subject to the rules and regulations of The American Stock Exchange.

In connection with Mr. Sands' resignation as Chairman of the Board of Directors and as a director, on March 31, 2005, the Board of Directors of the Company approved the issuance to Mr. Sands or his designee of a three-year warrant to purchase 50,000 shares of the Company's Common Stock at $1.25 per share. Mr. Sands designated Triage Partners LLC as his designee for receipt of the warrants.

As a result of Mr. Sands' resignation, the options to purchase 10,000 shares of Common Stock of which he is the beneficial owner will expire on April 30, 2005.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company, there were 4,995,878 shares of Common Stock outstanding as of February 10, 2005. Triage Partners is the beneficial owner of 963,199 shares of Common Stock (including 628,199 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock and 50,000 shares issuable upon exercise of warrants), which represents 17.0% of the outstanding shares of Common Stock.

Steven B. Sands is the beneficial owner of 10,000 shares of Common stock issuable upon exercise of options exercisable within 60 days. Additionally, because Mr. Sands is the Manager and a member of Triage Partners, Mr. Sands may be deemed to own beneficially the 963,199 shares of Common Stock held by Triage Partners. Collectively, Mr. Sands' beneficial ownership represents 17.1% of the outstanding shares of Common Stock.

(b) Triage Partners has the power to direct the vote of 963,199 shares of Common Stock and the power to direct the disposition of 963,199 shares of Common Stock. Mr. Sands has power to direct the vote and disposition of 10,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days. Additionally, by virtue of his relationship with Triage Partners, Mr. Sands may also be deemed to have the power to direct the vote of 963,199 shares of Common Stock and the power to direct the disposition of 963,199 shares of Common Stock.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past 60 days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to Be Filed as Exhibits.

     Exhibit 1: Warrant issued by the Company to Triage Partners LLC dated April
                1, 2005.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2005


TRIAGE PARTNERS LLC


By: /s/ Steven B. Sands
    -------------------
Name:  Steven B. Sands
Title: Manager



/s/ Steven B. Sands
-------------------
Steven B. Sands